Exhibit 99.1

Obsidian Energy Announces Pricing and

Filing of Amended and Restated Preliminary Prospectus

CALGARY, November 4, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that it has filed an amended and restated preliminary short form prospectus (the “Amended and Restated Prospectus”) in connection with its previously announced marketed offering (the “Offering”) of subscription receipts of the Company (“Subscription Receipts”). The Amended and Restated Prospectus provides that the price of the Subscription Receipts to be issued and sold pursuant to the Offering will be $4.40 per Subscription Receipt for gross proceeds of up to $22.5 million.

The Offering is being conducted on a “best efforts” agency basis by a syndicate of agents (the “Agents”). The Agents have advised Obsidian Energy that they expect the maximum Offering size will be reached.

The Company has granted the Agents an option (the “Over-Allotment Option”) to offer and sell that number of additional Subscription Receipts as is equal to 15 percent of the aggregate number of Subscription Receipts sold under the Offering on the same terms and conditions as the Offering. The Over-Allotment Option is exercisable at any time for a period of 30 days after the closing of the Offering.

The Subscription Receipts will be offered in all Canadian provinces, excluding Québec, by way of a short form prospectus, and in the United States on a private placement basis to a limited number of “accredited investors” pursuant to the registration exemption provided by Rule 506(b) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). In connection with the forgoing, the Company has filed the Amended and Restated Prospectus in each of the provinces of Canada, other than Québec, amending and restating the preliminary short form prospectus filed on November 2, 2021. There will not be any sale of Subscription Receipts until a receipt for the final short form prospectus has been issued.

The net proceeds from the Offering will used by the Company to facilitate the funding of a portion of the purchase price of the acquisition of the remaining 45% non-operated working interest in the Company’s Peace River Oil Partnership from its existing partner (the “Acquisition”) pursuant to the terms of a definitive agreement entered into between the parties (the “Acquisition Agreement”). The Acquisition is expected to close the week of November 15, 2021. Based on the expectation that the maximum Offering size will be reached, no common shares of the Company (“Common Shares”) will be issued under the Acquisition Agreement.

The gross proceeds from the sale of Subscription Receipts pursuant to the Offering will be held in escrow pending the completion of the Acquisition. If all conditions to the completion of the Acquisition are satisfied or waived (other than funding the portion of the purchase price therefor to be financed with the net proceeds of the Offering) and Obsidian Energy has confirmed the same to the Agents before 5:00 p.m. (Calgary time) on December 31, 2021, the net proceeds from the sale of the Subscription Receipts will be released from escrow to Obsidian Energy, and each Subscription Receipt will automatically be exchanged for one Common Share for no additional consideration and without any action on the part of the holder. If: (i) the Acquisition is not completed at or before 5:00 p.m. (Calgary time) on December 31, 2021; (ii) the Acquisition Agreement is terminated in accordance with its terms; or (iii) the Company advises the Agents or formally announces to the public by way of a news release or otherwise that it does not intend to proceed with the Acquisition then the purchase price for the Subscription Receipts will be returned pro rata to subscribers, together with a pro rata portion of interest earned on the escrowed funds.

The Offering is expected to close during the week of November 15, 2021.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Subscription Receipts and underlying Common Shares, have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the securities described herein may not be offered or sold within the “United States” unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from such registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Obsidian Energy in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Obsidian Energy believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

This news release contains, without limitation, forward-looking statements pertaining to the following: the anticipated closing date of the Acquisition; the expectation that the maximum Offering size will be reached; the anticipated closing date of the Offering; and the anticipated jurisdictions in which Subscription Receipts will be offered.

With respect to forward-looking statements contained in this news release, Obsidian Energy has made assumptions regarding, among other things: the Company’s ability to close the Offering and the Acquisition, including the transactions and financings contemplated thereby, on a timely basis and on the terms expected; the fulfillment by the Agents in respect of the of their obligations pursuant to the agency agreement and the entering into thereof; the satisfaction of all conditions to the completion of the Acquisition or the waiver thereof; the receipt of all required regulatory approvals in respect of the Offering; the timing of the Acquisition and the Offering; commodity prices; availability of skilled labour; timing and amount of future capital expenditures; future exchange and interest rates; future oil and natural gas production rates; the ability of Obsidian Energy to use its current tax pools and attributes in the future and that the use of such tax pools and attributes will not be successfully challenged by any taxing authority; the impact of increasing competition; conditions in general economic and financial markets; access to capital; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates and future operating costs.

There is no certainty that the maximum Offering size will be reached or that the Offering will be completed at all. Some of the risks that could affect the Company’s future results or the Offering and could cause actual results to differ materially from those expressed in the forward-looking statements include: the continuing impact of COVID-19 and developments related to the variants thereof on economic activity and demand for oil and natural gas; volatility in market prices for oil and natural gas; incorrect assumptions associated with the location and pace of development on assets; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of royalty reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, including the Acquisition; risks related to the environment and changing environmental laws, such as, carbon tax and methane emissions regulations; geological, technical, drilling, and processing problems; currency exchange rate, fluctuations; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; and the inability of the Company to complete some or all of the financings required to fund the purchase price for the Acquisition (on acceptable terms or at all) or to satisfy all of the conditions to closing the Acquisition.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in Obsidian Energy’s annual information form for the year ended December 31, 2020, which is available under Obsidian Energy’s profile on SEDAR at www.sedar.com.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

Contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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